FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the
Investment Company Act of 1940

OMB APPROVAL
☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or type responses)	OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response ....... 0.5
1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person to Issuer (Check all applicable) ☒ Director ☒ 10% Owner ☐ Officer (give ☐ Other (specify below) title below)
Wong	Dennis	J.	Embarcadero Technologies, Inc. (EMBT)
(Last)	(First)	(Middle)	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year 2/2002
c/o Embarcadero Technologies, Inc. 425 Market Street, Suite 425				5. If Amendment, Date of Original (Month/Year)
(Street) San Francisco, CA 94105					7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I ) Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned At End of Month (Instr.3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr.4)	7. Nature of Indirect Beneficial Ownership (Instr.4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	2/27/02	S		15,000	D	16.29	3,728,001	D

Reminder:    Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 4 (continued) Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriv- ative Security	3. Trans- action Date (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Deriv ative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Own- ership (Instr. 4)
			Code	V	(D)	(A)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Raj P. Sabhlok **Signature of Reporting Person Raj P. Sabhlok, Power of Attorney	March 8, 2002 Date

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